Exhibit 99.1

                                                    For immediate release
                                                    March 23, 2006

Petro-Canada Files 2005 Annual Disclosure Reports

Petro-Canada (TSX: PCA, NYSE: PCZ) Calgary, Alberta -Petro-Canada today filed its 2005 Annual Report (Annual Report) with securities regulatory authorities in Canada and the United States. The Annual Report contains the audited Consolidated Financial Statements and accompanying notes for the year ended Dec. 31, 2005, as well the related Management's Discussion and Analysis. Petro-Canada also filed its 2005 Annual Information Form (AIF) for the year ended Dec. 31, 2005.

Both the Annual Report and the AIF include disclosure and reports relating to reserves data and other oil and gas information required by Canadian securities regulatory authorities according to National Instrument 51-101; Standards for Disclosure for Oil and Gas Activities.

Summary year-end disclosure was provided on Jan. 26, 2006 in the fourth quarter and year-end news release.

Petro-Canada has a user-friendly, HTML-based online version of the Annual Report on its Web site at www.petro-canada.ca, as well as copies of the AIF and the Company’s 2006 Management Proxy Circular. Copies of all of Petro-Canada’s 2005 disclosure reports may also be obtained on www.sedar.com and on www.sec.gov.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. We create value by responsibly developing energy resources and providing world class petroleum products and services. Our common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information please contact:

Media and general inquiries:	Investor and analyst inquiries:
Michelle Harries	Pamela Tisdale
Corporate Communications	Investor Relations
Petro-Canada (Calgary)	Petro-Canada (Calgary)
Tel: (403) 296-3648	Tel: (403) 296-4423